Exhibit 1.01

Berkshire Hathaway Inc.

Conflict Minerals Report

For the year ended December 31, 2022

Overview

This report has been prepared by Berkshire Hathaway Inc. pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule currently designates tin, tantalum, tungsten, and gold (referred to herein as “3TG”), and their ores, as “conflict minerals.”

Berkshire Hathaway Inc. is a holding company owning subsidiaries engaged in numerous diverse business activities. The most important of these are insurance businesses conducted on both a primary basis and a reinsurance basis, a freight rail transportation business and a group of utility and energy generation and distribution businesses. Berkshire also owns and operates numerous other businesses engaged in a variety of activities, such as manufacturing, service and retailing. Berkshire Hathaway Inc. and its subsidiaries may be referred to as “Berkshire,” “we” or “our” in this report.

The majority of Berkshire’s operating businesses (representing approximately 87% of our consolidated revenues and pre-tax earnings, excluding investment gains/losses) are not manufacturers, or do not manufacture products containing conflict minerals that are necessary to the functionality or production of those products (“necessary 3TG”).

Several of our remaining subsidiaries manufacture one or more products containing necessary 3TG, including various industrial, consumer and building products, such as precision metalworking and cutting tools, jewelry, castings, forgings, fasteners systems, aerostructures, seamless pipe, wire and cable, agricultural processing, highway transportation products and equipment, aviation training equipment, electrical components, manufactured homes and recreational vehicles, as well as certain other products.

The manufacturing operations producing the products mentioned above are considered downstream in the supply chain, in which certain materials and components containing necessary 3TG are acquired from others. Those materials and components are then integrated into the products we manufacture. Often, the components containing necessary 3TG are minor relative to the product as a whole. The supply chains for such materials and components may involve one or more intermediaries, such as distributors or third-party components manufacturers. As a result, supply chains can be extended with respect to individual components, and there are generally multiple tiers between our direct suppliers and any 3TG mines, smelters or refiners potentially in our supply chain.

As downstream manufacturers, our efforts to determine the sources of necessary 3TG are fundamentally dependent on the cooperation of our direct suppliers and, in turn, on their upstream suppliers within the supply chain. Obtaining conflict mineral source information through the supply chain can be difficult depending on the length of the supply chain and the supplier’s ability and willingness to provide such information.

Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”) that was designed to determine whether (a) necessary 3TG in our manufactured products originated in the Democratic Republic of the Congo or an adjoining country (the “covered countries”), as defined under the Rule, or (b) were from recycled or scrap sources. We conducted our RCOI in alignment with Steps 1 and 2 of the Organisation for Economic Cooperation and Development’s (“OECD”) framework, Due Diligence Guidance for Responsible Supply Chains of Minerals From Conflict-Affected and High-Risk Areas, and its supplements on gold and on tin, tantalum, and tungsten (“OECD guidance”). Our RCOI process comprised:

•	Identifying relevant suppliers

•	Surveying relevant suppliers

•	Assessing survey data received from relevant suppliers

We conducted surveys with our direct suppliers of components or materials we identified as potentially containing necessary 3TG, to request information on the country of origin of 3TG included, if any, in the components or materials supplied. We leveraged the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template or similar tools, and gathered, reviewed, and evaluated supplier responses and conducted follow-up inquiries as necessary. Where applicable, we also considered other publicly available information from the supplier or its industry concerning the sources of necessary 3TG.

Due Diligence

Design of Due Diligence

We believe our processes conform, in all material respects, with the due diligence framework set forth in the OECD guidance and its supplements.

Due Diligence Performed

To address the facts and circumstances pertaining to each subsidiary’s supply chain, Berkshire’s conflict mineral due diligence efforts were primarily implemented at the relevant subsidiary level.

Step 1. Establish company management systems

•	Conflict Minerals Policy: Berkshire has adopted a conflict minerals policy statement, which is publicly available on our website, at: www.berkshirehathaway.com.

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Internal Teams: We have a multi-functional management team that is consistent with our organizational structure to support our conflict minerals program. Teams of personnel representing business functions such as supplier management, compliance and finance are responsible for implementing our conflict minerals compliance strategy at the operating business level. A corporate oversight team provides program governance and oversight and aggregates subsidiary due diligence results for Berkshire-level reporting purposes. The corporate oversight team, along with representatives from each impacted subsidiary, comprises Berkshire’s leadership with respect to our conflict minerals program.

•	Engagement with suppliers: We engage with suppliers to establish and maintain responsible supply chains. Such engagement may be directly with the suppliers or through industry groups.

•	Other: We retain records of our program documentation. We have made available a grievance mechanism, as part of our Conflict Minerals Policy, which is available at our corporate website.

Step 2. Identify and assess risks in the supply chain

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Due Diligence Chain of Custody: In 2022, we manufactured certain products that contained necessary 3TG where we could not reasonably conclude through the RCOI process that such 3TG derived from sources other than the covered countries or that such 3TG derived from recycled or scrap sources. We conducted due diligence on the source and chain of custody of necessary 3TG in these products.

Step 3. Design and implement a strategy to respond to identified risks

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Implementation Guidelines: The corporate oversight team developed and communicated guidelines relating to due diligence implementation through an internal portal-based platform to relevant subsidiaries. These guidelines include a risk management plan that outlines our planned responses to identified risks. The corporate oversight team consulted with relevant subsidiaries concerning the Rule, when requested, and reviewed the due diligence efforts conducted by these subsidiaries.

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Supplier Engagement: We have worked to incorporate 3TG provisions into existing supplier engagement regimes at the subsidiary level, where applicable, such as in supplier codes of conduct, contract language and supplier educational outreach.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Berkshire is a downstream consumer of necessary 3TG and is generally many steps removed from smelters and refiners who provide minerals and ores. As contemplated in the OECD guidance’s framework for downstream companies, Berkshire does not perform or direct audits of smelters and refiners within the supply chain and relies upon cross-industry initiatives such as those led by the Conflict Free Sourcing Initiative and the London Bullion Market Association, to conduct smelter and refiner due diligence.

Step 5. Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website www.berkshirehathaway.com/govern/2022ConflictMineralsReport.pdf and is filed with the U.S. Securities and Exchange Commission.

Due Diligence Results

We reviewed supplier responses to determine whether further engagement was necessary. The criteria included reviewing incomplete responses, as well as inconsistencies within the data reported by suppliers. There was no instance where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade or terminate a supplier.

The vast majority of the suppliers that responded to our surveys provided data only with respect to that individual supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or components supplied to Berkshire’s subsidiaries. In addition, certain suppliers did not respond or responded that the source of the 3TGs contained in products sold to Berkshire subsidiaries was unknown.

For the reasons established above, we have been unable to identify the country of origin of all 3TG contained in parts or components supplied to us or the facilities used to process such 3TG.

Improvement Efforts

Our due diligence efforts are an ongoing and evolving process, and we will adopt additional policies and procedures as necessary to provide reasonable assurance that the 3TG contained in our manufactured products originate from conflict-free sources. These efforts will be adapted to new products and suppliers, and to our continuing efforts to maintain information on the sources of 3TG used in existing products from current suppliers.